Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

March 4, 2008

VIA EDGAR AND BY FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Registration Statement on Form S-4
Filed January 16, 2008
File No. 333-148691

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated February 15, 2008 (the “Comment Letter”), enclosed please find Amendment No. 1 to the Company’s Registration Statement on Form S-4 initially filed on January 16, 2008. Amendment No. 1 to the Registration Statement is marked to show changes from the Registration Statement filed on January 16, 2008.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.	We note that the Questions and Answers section and the Summary section contain repetitive information. Please revise to eliminate redundancies.

The Company acknowledges the Staff’s comment and has revised the questions and answers section and the summary section accordingly.

2.	Please ensure that the form of proxy is clearly identified as a preliminary version. Refer to Rule 14a-6(e)(1).

The Company has revised the letter to stockholders by incorporating the preliminary copy header and disclaimer previously located on the notice of special meeting.

Securities and Exchange Commission
March 4, 2008

3.	Please tell us whether any affiliate shares to be received in the transaction are being registered for resale and are included in the fee table.

None of the shares being registered for resale and included in the fee table are to be received by affiliates in the transaction.

Letter to Shareholders

4.
Please note that the letter to shareholders, the notice of special meeting, the questions and answers section and the summary term sheet should not merely repeat information already provided in any one of these sections. As an example, please revise repetitive disclosure relating to the required vote in the Letter, Notice, Summary and the Q&A section, and elsewhere as appropriate.

The Company acknowledges the Staff’s comment and has revised the letter to stockholders, notice of special meeting, question and answers section and the summary section accordingly.

Notice of Special Meeting of Stockholders

5.
The notice advises stockholders that in addition to voting using the proxy card, they may vote by telephone or via the Internet. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. In addition, please confirm whether you intend to permit voting via the Internet.

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. The Company has determined at this time not to solicit proxies via the Internet and has revised the Proxy Statement/Prospectus accordingly.

6.
If you retain information in the Notice regarding the required vote, please ensure that it is consistent with the disclosure elsewhere, which states that the affirmative vote of a majority of the outstanding shares of your common stock and Class B common stock, voting as a single class are required. The disclosure in the Notice speaks only to the requirement regarding the Class B common stock.

The Company has removed information in the notice of special meeting regarding the required vote.

Securities and Exchange Commission
March 4, 2008

Questions and Answers, page iv

7.	Please include a question and answer addressing the impact of a decision by up to 20% of Class B holders to convert their shares where the proposed transaction is consummated.

The Company has added a question and answer on page vii addressing the impact of a decision by up to 20% of Class B holders to convert their shares where the merger and business combination are consummated.

8.	Please explain here or in the summary section why you have determined to engage in the holding company reorganization.

The Company has added a question and answer on page vi explaining why it determined to engage in a holding company reorganization.

What percentage of SP Holdings will the GSPAC stockholders own after the merger and the business combination are completed? page v

9.	As an initial matter, please place this question and answer immediately adjacent to the corresponding question and answer concerning SouthPeak ownership.

The Company has moved the question and answer to page v.

10.
In the first sentence of this paragraph, you appear to be stating that, as a result of the issuance of 5,000,000 shares of SP Holdings common stock in the business combination, the current GSPAC common stockholders will own approximately 58% of SP Holdings then outstanding common stock, without assuming the exercise of any derivative securities. In the last sentence of the paragraph, in which you describe the effect of the issuance of the 3,000,000 additional shares, you appear to be calculating the percentage ownership of current GSPAC common stockholders on a fully diluted basis, and assuming that no GSPAC common stockholder owns any warrants. Please present these figures in a clear and consistent manner so that your security holders can more fully understand the cumulative dilution that they will experience as a result of the potential issuance of the 3,000,000 additional shares. This comment also applies to the corresponding question and answer concerning SouthPeak ownership.

The Company has revised the question and answer by combining it with the similar question and answer related to the ownership percentage of the members of SouthPeak following the consummation of the merger and the business combination. Additionally, the Company has added a table to disclose the various percentages of ownership the current GSPAC stockholders and members of SouthPeak may have, on a non-diluted and fully-diluted basis, assuming no conversion of the Class B common stock, full conversion of the Class B common stock, no issuance of the 3,000,000 additional shares and full issuance of the 3,000,000 additional shares.

Securities and Exchange Commission
March 4, 2008

11.	Consider providing tabular disclosure reflecting ownership of SP Holdings common stock by each class of your current investors under the following scenarios:

(a)	no conversion by Class B stockholders;

(b)	maximum conversion by Class B stockholders;

(c)	exercise of all outstanding warrants that are exercisable following consummation of the transaction;

(d)	full issuance of the earnout shares; and

(e)	exercise of all outstanding warrants that are exercisable following consummation of the transaction and full issuance of the earnout shares.

The Company has added a table on page v to disclose the various percentages of ownership the current GSPAC stockholders and members of SouthPeak may have, on a non-diluted and fully-diluted basis, assuming no conversion of the Class B common stock, full conversion of the Class B common stock, no issuance of the 3,000,000 additional shares and full issuance of the 3,000,000 additional shares.

What happens if the business combination is not consummated? page vi

12.
You indicate here that if the business combination is not consummated you will be liquidated. On page vi, in your discussion of conversion rights, you make reference to the possibility of consummating another business combination by April 25, 2008. Please clarify under this section that under your organizational documents you have until April 25, 2008 to consummate another business transaction and that if no such transaction occurs you will be required to liquidate.

The Company has revised the question and answer clarify that under GSPAC’s organizational documents it has until April 25, 2008 to consummate another business transaction and that if no such transaction occurs it will be required to liquidate.

Summary, page 1

13.
The summary term sheet is intended to present to shareholders the most material terms of the proposed transaction. Consider revising the presentation to give prominence to the most material features of the proposed transaction, i.e., the merger and business combination, merger consideration including contingent consideration, conversion rights and impact of the proposed transactions on GSPAC common stock and Class B Common stock holders. To the extent the Special Meeting details are discussed in the Letter or Notice to Stockholders, you may elect to omit them from the summary to avoid unnecessary repetition.

Securities and Exchange Commission
March 4, 2008

The Company acknowledges the Staff’s comment and has revised the summary section accordingly.

14.	Please limit your discussion of the conversion rights and the reorganization agreement on page 7 and following to a brief summary of what should be a more detailed discussion in the proxy statement.

The Company acknowledges the Staff’s comment and has revised the discussion of conversion rights and the reorganization agreement into a more brief summary.

The Merger and the Business Combination, page 3

15.
Please disclose here, and wherever you refer to the merger consideration, the estimated value of the consideration of approximately $30,900,000 and briefly state the assumptions used in arriving at this figure. We note that this information is not disclosed until page 47 of your discussion of the fairness opinion. You may want to include this information in a separate subheading.

The Company acknowledges the Staff’s comment and has revised the discussion of the merger and the business combination accordingly. Additionally, the Company has incorporated appropriate references to the consideration amount of $30.9 million throughout the proxy statement/prospectus.

SouthPeak Historical Financial Information, page 13

16.
To provide GSPAC shareholders with visibility into the trends in SouthPeak’s earnings per share on a basis that will be meaningful for merger purposes, please consider disclosing earnings per share for all periods as recast to reflect the five million shares that SouthPeak will receive in the reverse merger with GSPAC in a manner similar to a stock split. Refer to SAB Topic 4C. Your presentation of these recast earnings per share numbers should be footnoted to explain how the earnings per share were calculated. Please also consider disclosing, if true, that you have not presented historical earnings per share for SouthPeak because it had no stock or other equity units outstanding during the periods presented, as this matter may be unclear to your readers.

The Company has revised the selected historical financial information section to disclose earnings per share for all periods as recast to reflect the 5,000,000 shares of the Company’s common stock the members of SouthPeak will receive in the merger and business combination. A footnote has been included to state that historical earnings per share for SouthPeak have not been presented because it had no stock or other equity units outstanding during the periods presented.

Securities and Exchange Commission
March 4, 2008

Selected Unaudited Condensed Combined Pro Forma Financial Information, page 14

17.	We note your disclosures and have the following comments:

•
We note that your pro forma financial statements beginning on page 99 present both the scenario where no Class B shares are converted into cash and the scenario where the maximum number of Class B shares are converted into cash. Please revise your selected pro forma data here to also present both scenarios. Refer to Item 14(b)(9) of Schedule 14A.

•	Please tell us why your selected pro forma balance sheet data does not include long-term obligations. Refer to Instruction 2 to Item 301 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the pro forma data to reflect both scenarios in the SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations on page 15.

The Company has also added non current liabilities in the pro forma balance sheet data on page 15.

Comparative Per Share Data, page 15

18.
We assume that you have not presented equivalent pro forma per share data for SouthPeak because SouthPeak has no stock or other equity units outstanding. If our understanding is correct, please clarify this matter to your readers, as this may be unclear.

The Company has reviewed the Staff’s comment and has revised the pro forma comparative per share data on page 16. SouthPeak historically has had no stock or other equity units and as such is being shown as n/a on the schedule. The Company has revised the introduction to explain why no equivalent pro forma per share data has been presented for SouthPeak.

19.	We note that you have presented per share data as of the most recent fiscal year. Please also present per share data as of the interim period. Refer to Instruction 1 to Item 14(b)(10) of Schedule 14A.

The Company has reviewed the Staff’s comment and has revised the pro forma comparative per share data on page 16 to reflect the historical net income (loss) per share for both SouthPeak and GSPAC for the interim period as well as the most recent annual period.

20.	We note your presentation of book value per share. Please revise to provide historical book value per share for both SouthPeak and GSPAC. Refer to Item 14(b)(10) of Schedule 14A.

Securities and Exchange Commission
March 4, 2008

The Company has reviewed the Staff’s comment and has revised the pro forma comparative per share data on page 16 to include the historical book value per share of GSPAC as of January 31, 2008.

21.
To provide per share information for SouthPeak on a basis that will be meaningful for merger purposes, please consider disclosing SouthPeak historical earnings per share and book value per share as recast to reflect the five million shares that SouthPeak will receive in the reverse merger with GSPAC in a manner similar to a stock split. Your presentation of these recast per share numbers should be footnoted to explain how they were calculated. Please also apply this comment to your presentation of SouthPeak historical earnings per share within your pro forma financial statements.

The Company has reviewed the Staff’s comment and has added a footnote to the pro forma comparative per share data on page 16 to reflect SouthPeak historical earnings per share and book value per share as if 5,000,000 shares to be issued in the business combination were outstanding during the periods presented.

Risk Factors, page 17

SouthPeak’s business is subject to the risks associated with the video game publishing industry, page 17

22.
Each risk factor should highlight a specific material risk to your business or industry. The subheading does not identify any particular risk and the body of the risk factor refers generally to economic conditions, technological advancements and other entertainment choices, some of which are addressed in other risk factors. Please revise this risk factor so that it speaks to a discrete risk or consider removing it.

The Company acknowledges the Staff’s comment and has removed the risk factor.

Risks related to offshore operations, page 26

23.	Given that you have just one risk factor under this heading, consider removing the separate heading and the introductory language that follows.

The Company has removed the separate heading and introductory language related to offshore operations.

24.
With respect to the discussion of the offshore risks, you refer to the potential impact of political uncertainties on your ability to conduct business with offshore companies. Please identify where the offshore markets predominate and consider identifying the country or countries that give rise to this risk.

Securities and Exchange Commission
March 4, 2008

The Company has development agreements with foreign companies operating in Poland, Hungary, France and Australia. The Company’s primary markets for sales outside of North America are located in the United Kingdom, France, Italy, Germany, Australia, Spain and Portugal. The Company believes the economies in these countries are stable, market economies and political uncertainties associated with the governments of these countries, in so much as they may affect the business of the Company, are extremely low. Accordingly, the Company has removed this risk factor.

Some of SouthPeak’s customer contracts...., page 27

25.
You state in this risk factor that at least one of your customers may elect to terminate its contract with you upon a change of control such as the business combination. Item 503 of Regulation S-K requires an explanation of how each risk affects you specifically. Please specifically enumerate how the change of control provisions in your customer contracts present a risk to your financial condition and results of operations. Also, please reconcile this statement with your statement on page 20 that your sales are made primarily through purchase orders that are not supported by any long-term agreements, and customers may terminate their relationship with you at any time. In this regard, please tell us the nature of any contractual arrangements you may have with GameStop, Pinnacle or Wal-Mart.

SouthPeak has only one customer contract that contains a change of control termination provision. The Company believes that the potential loss of this revenue due to the customer’s lack of consent to SouthPeak’s change of control is unlikely. However, in the event the revenue is lost, the Company believes such lost revenue would not be significant or material. Accordingly, the risk factor has been removed.

Approximately 95% of the Company’s sales to its customers are made through purchase orders, including GameStop, Wal-Mart and Pinnacle. The Company has revised the risk factor formerly on page 20 to reflect this percentage.

Risks relating to SP Holdings’ Securities

The registration for resale of SP Holdings’ securities held by certain of our existing security holders, page 29

26.	Please remove the reference to “certain” security holders and identify this group of holders with greater specificity.

The Company acknowledges the Staff’s comment and has removed the reference to “certain” security holders and identified the specific group of holders.

Securities and Exchange Commission
March 4, 2008

27.
In addition, please remove the reference to SP Holdings’ intention to apply for listing on Nasdaq or Amex. If you wish to retain this reference, please specify the listing requirements that SP Holdings currently does not meet and briefly address the steps that would have to be undertaken to enable SP holdings to meet the requirements.

The Company acknowledges the Staff’s comment and has removed the reference to SP Holdings’ intention to apply for listing on Nasdaq or Amex.

Dissenters’ Rights, page 34

28.	Please tell us your analysis as to why your stockholders do not have appraisal rights under Delaware law.

The Company believes GSPAC stockholders are entitled to appraisal rights under Delaware corporate law and has revised its disclosure throughout the proxy statement/prospectus accordingly.

Background of the Merger and the Business Combination, page 35

29.
Revise your disclosure throughout this section to provide additional information about the negotiation of the transaction. Avoid generic descriptions of these negotiations such as the statement that “During the period from August 31, 2007 through October 2, 2007, various discussions and negotiations were conducted between GSPAC and SouthPeak,” and instead describe the nature of the matters discussed, if material. Generic references to “evolving terms” and repeated references to “conducting due diligence” do not provide investors with much useful information. In particular, please expand on the disclosure in the last three paragraphs on page 37, in which you discuss the proposal, counter-proposals, draft letters of intent and potential alternative business combination. The revised text should inform stockholders of the most significant issues that were addressed in negotiating the terms of the merger and provide them with an appreciation of the impact of the negotiations on their interests as stockholders.

The Company acknowledges the Staff’s comment and has revised its disclosure in the background of the merger and the business combination section accordingly.

30.	Please indicate when Mr. Jain’s directorship and any other material agreements other than the merger agreement were negotiated.

The Company acknowledges the Staff’s comment and has revised its disclosure in the background of the merger and the business combination section to indicate when Mr. Jain’s directorship and other material agreements other than the merger agreement were negotiated.

Securities and Exchange Commission
March 4, 2008

31.
Please clarify the basis for determining that the SouthPeak business opportunity was superior to all of the other approximately 50 prospective businesses you evaluated, including the October 11, 2007 business opportunity.

The Company acknowledges the Staff’s comment and has included the requested disclosure.

32.
Given your statement that HCFP/Brenner had a longstanding relationship with SouthPeak, and given that your initial public offering occurred in April 2006, please expand the disclosure to explain why HCFP/Brenner did not present the business opportunity to you until June 2007.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 38.

33.
Disclose the time period when HCFP/Brenner and SouthPeak previously “worked together” and describe more specifically the nature of the work. If HCFP/Brenner was hired by SouthPeak to perform evaluative services, disclose the material terms of the agreement or agreements. Further, you state that SouthPeak “recently contacted” HCFP/Brenner to discuss a retainer agreement. Disclose the date of the recent contact. If the periods in which SouthPeak and GSPAC were clients of HCFP/Brenner overlap, please prominently disclose the period of overlap. Further, discuss any conflicts of interest associated with HCFP/Brenner’s dual role in negotiating the transaction.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 38.

34.
Please clarify, if true, that the fee to be paid to HCFP/Brenner is in the nature of a finder’s fee, which is intended to replace the financial advisory fee described on page 38. Disclose here the amounts of each and discuss how the amount of the finder’s fee was determined. Please also disclose the details of the negotiations with HCFP/Brenner regarding replacement of the $900,000 financial advisory fee with a transaction fee that is almost three times that amount and comprises 8% of the transaction value and 6% of your net assets.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 43.

Securities and Exchange Commission
March 4, 2008

35.
We note on page 37 that you received two business and valuation reports on July 10 and August 1, 2007 from Hudson Square. Please disclose how you identified and selected Hudson Square to provide the business analyses. Also, tell us whether there were any material relationships with this entity in the past two years and/or presently contemplated. If so, discuss the nature of any such relationships as well as any compensation received or to be received in connection thereto. See Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 39.

36.
Similarly, please provide the information required by Item 1015(b) of Regulation M-A with regard to Nexcore Capital, Inc., including Nexcore’s qualifications, the method employed for selecting Nexcore, any material relationship in the past two years and/or presently contemplated, the consideration paid to Nexcore as well as who recommended the consideration to be paid.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 43.

37.
Please expand the disclosure regarding SouthPeak’s management to state the nature of the settlement agreement, the monetary penalty in the amount of $50,000 paid by Mr. Phillips, and the nature of the activities from which Mr. Phillips was to cease and desist. It would appear that risk factor disclosure regarding the decree is warranted.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 37. The Company has also added a risk factor related to Mr. Phillips settlement agreement on page 41.

38.	Please provide a summary of the Hudson Square reports that meets the minimum standards set forth in Item 1015(b)(6) of Regulation M-A.

The Company acknowledges the Staff’s comment and has included the requested disclosure.

39.	Please eliminate the abbreviation DCF on page 44 since it is only used once in the proxy statement and the manner in which it is presented is confusing.

The Company has removed the abbreviation DCF and revised the following sentence accordingly.

Securities and Exchange Commission
March 4, 2008

Fairness Opinion, page 44

40.	With your response letter, please provide us with any written materials provided by Nexcore and Hudson Square to the Graphic board of directors.

The Company supplementally provides the Staff the preliminary and final reports prepared by Hudson Square for the board of directors of GSPAC attached hereto as Annexes A and B, respectively. The Company also supplementally provides the Staff the preliminary report prepared by Nexcore for the board of directors of GSPAC attached hereto as Annex C. The Company respectfully requests that the reports be treated as supplemental information under Rule 418 promulgated under the Securities Act of 1933, as amended, and be returned by the Staff upon completion of its review.

Proposal to Approve Provisions of SP Holdings’ Restated Certificate of Incorporation., page 60

41.
Revise this section to identify all of the material differences between GSPAC’s restated certificate of incorporation and that of SP Holdings. It would appear, for example, that the two-thirds voting requirement for removal of directors and amendments to the certificate of incorporation and the fact that action by written consent will not be permitted under SP Holdings’ governing documents constitute significant differences for shareholders. Further, it would appear that the comparison table identifying the provisions to be approved should immediately follow the narrative introduction to this proposal. In the alternative, you may include a cross-reference to the page on which the table appears in the introductory narrative to this proposal.

The Company acknowledges the Staff’s comment and has revised its disclosure to identify all of the material differences between GSPAC’s restated certificate of incorporation and that of the Company’s. The Company has also added a cross-reference to the page on which the comparison table identifying the provisions to be approved in the introductory narrative.

42.
Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Discuss any other provisions of your articles, bylaws, or other governing documents that have material anti-takeover consequences and any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Securities and Exchange Commission
March 4, 2008

The Company acknowledges the Staff’s comment and has included a discussion of the possible anti-takeover effects of (i) the increase in authorized shares, (ii) other provisions of the Company’s certificate of incorporation and bylaws that have material anti-takeover consequences, and (iii) any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Information About SouthPeak, page 71

43.
Please include in an appropriate location in the business section a discussion of your products. See Item 101(c)(1)(i) of Regulation S-K. Given the impact of the launching of Two Worlds on your revenues, we would expect to see a discussion of this product in particular. You may wish to present this in a table that reflects your current products and your dependence on any one or more of them with regard to generating revenues. To the extent material, you may wish to include a discussion of any legacy products. Please ensure that the revised disclosure clearly distinguishes between current product sales on the one hand and past or anticipated product sales on the other.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 85.

Overview

44.	Please revise the overview to describe with greater specificity such references as the following:

•	SouthPeak has a strong track record,
•	SouthPeak has extensive relationships with leading-edge game studios and developers,
•	SouthPeak currently has a robust pipeline of games in development

The Company acknowledges the Staff’s comment and has revised its disclosure on page 80.

45.	Provide support for the following statements:

•	Video game hardware sales are approaching record levels . . . and further predictions for continued double-digit growth in 2008 and 2009.

The Company supplementally advises the Staff that according to DFC Intelligence, the global video game market is expected to rise to $47 billion by 2009 from $33 billion in 2006. Additionally, in a Lehman Brothers Research Report dated July 2007, Lehman Brothers cited total U.S. hardware growth of 18.2% in 2008 and 12.9% in 2009.

•	The customer base is expanding to include more female gamers as well as more games from traditionally untapped age groups.

Securities and Exchange Commission
March 4, 2008

The Company supplementally advises the staff that in a June 2007 Consumer Survey, conducted by Ipsos-Insight for Entertainment Software Association, the following key insights reveal how the market for video games has become increasingly entrenched: (i) 33% of homes (45 million households) in the US own a video game console, (ii) women age 18 or older represent a significantly greater portion of the game-playing population (31%) than boys age 17 or younger (20%), (iii) the average game player age is 33 years (28.2% under 18 years, 47.6% 18-49 years, and 24.2% 50+ years), and (iv) the average number of years adult gamers have been playing computer or video games is 13.

•	This growth is expected to continue and lead to increasing demand for niche game titles that SouthPeak is well positioned to deliver.

The Company acknowledges the Staff’s comment and has removed the referenced statement.

•	SouthPeak is able to maximize profit on a title-by-title basis.

The Company acknowledges the Staff’s comment and has revised the referenced statement on page 80.

History, page 71

46.
Please expand the disclosure to explain why SouthPeak suspended purchasing and developing video game products and then re-launched the business in Spring 2005. Discuss the factors that affected the timing of the re-launch.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 80.

Industry Background, page 72

47.
We note that you reference industry data from such research firms as the International Development Group, DFC Intelligence, Juniper Research and Ipsos-Insight for Entertainment Software Association. Please provide us with copies of the research reports referenced in this section marked to show the industry data you cite. Tell us whether any of these reports were commissioned by you for your use.

The Company supplementally provides the Staff the DFC Intelligence and Ipsos-Insight industry reports in Annex D attached hereto, marked to show the industry data the Company cites. Additionally, the Company supplementally provides the Staff the Lehman Brothers Research Report, dated July 2007, referred to in the response to comment 45, along with the Parks Associates press release and Entertainment Software Association facts and research, now cited in the proxy statement/prospectus. None of these reports were commissioned by the Company, SouthPeak or GSPAC.

Securities and Exchange Commission
March 4, 2008

SouthPeak’s Strategy, page 72

48.
You state on page 73 that SouthPeak generally shares a negotiated portion of profits produced from video games with the developers. Disclose to the extent applicable whether there is an industry standard or average in the video game publishing industry for profit sharing arrangement of this type. Disclose whether SouthPeak has a typical or standard form of agreement of this type. Tell us whether your business is substantially dependent on any of these contracts.

The Company acknowledges the Staff’s comment and included the requested disclosure on page 81.

Business Strengths, page 73

49.
Please revise this section to more precisely explain your multiple references to “strong relationships” with videogame retailers, independent studios and developers. Further, explain what you mean by such phrases as “works closely with,” maintains “close contacts,” and has “an extensive pipeline.” To the extent you have any agreements with retailers and/or developers that support the relationships, contacts or pipeline, please describe them here.

The Company acknowledges the Staff’s comment and has revised its disclosure in the information about SouthPeak section accordingly.

SouthPeak’s Customers, page 74

50.
We note that you have identified by name a select list of customers in each of the regions you serve. Disclose the criteria you used in selecting these customers. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed by name are current customers.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 84.

Marketing and Sales, page 75

51.	Please disclose the portion of sales generated in North America and internationally.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 86.

Competition, page 76

52.
Please tell us how you compare to your competitors in quantitative and/or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you “compete well” with domestic game publishers but that many of your competitors have greater resources than you do. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against your competitors, particularly other independent game publishers, none of which you discuss in detail.

Securities and Exchange Commission
March 4, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure beginning on page 87.

Employees, page 79

53.
Given the significant growth you have experienced, tell us whether you experienced a significant growth in headcount and whether you anticipate significant growth in the future. The impact of the increase in revenues on various aspects of your business is an appropriate subject for the business section as well as Management’s Discussion and Analysis.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 90.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SouthPeak

Consolidated Financial Statements. page 80

54.
We note your discussion of the components of cost of goods sold and your detailed discussion of royalty payments to third-party game developers. Please also discuss the license fees paid to video game manufacturers, similar to your disclosure on page 20, as we believe this is useful information to your investors.

The Company acknowledges the Staff’s comment and has revised its disclosure to discuss the license fees paid to video game manufacturers.

Critical Accounting Policies and Estimates, page 82

55.
We note that your critical accounting policy for revenue recognition on page 83 appears to repeat the information in your revenue recognition footnote. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Securities and Exchange Commission
March 4, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure to provide greater insight into the quality and variability of information regarding financial condition and operating performance in its discussion contained in the critical accounting policy for revenue recognition.

Results of Operations, page 85

56.
Please tell us how you considered the guidance in Item 303(a)(3)(iii) of Regulation S-K. In this regard, we note from your disclosures that a significant driver of your increased revenues and gross profit is your migration towards publishing games for newer game console platforms that allow games to be sold at higher prices. It also appears from your disclosures that you have had increasingly higher volumes of sales transactions as you have built up your pipeline of games. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an -understanding and evaluation of the individual company. Please refer to our Release 33-8350.

SouthPeak considered the guidance in Item 303(a)(3)(iii) of Regulation S-K by including discussion both of the increase in the number of units sold under Results of Operation - Net Revenues, and of the average net revenues generated by each unit sold. This disclosure does support the increasingly higher sales volume of SouthPeak and higher net revenue generated by publishing games for newer game console platforms, and provides investors with a view of SouthPeak through the eyes of management.

57.
Please supplement your discussion to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company’s management are most focused for both the short and long term, as well as the steps you are taking to address them. We note that the company’s revenues have risen sharply in its short history. Please discuss how this growth is expected to impact the company’s business strategy. Do you anticipate continued growth in headcount, geographic expansion, for example, or changes in organizational structure? If so, these would constitute known trends that should be discussed. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible.

The Company acknowledges the Staff’s comment and has revised its disclosure to provide insight into material opportunities, challenges and risks on which management is most focused. The Company has also added disclosure regarding how its recent growth is expected to impact its business strategy.

Securities and Exchange Commission
March 4, 2008

58.
Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors you identify. Rather than simply using the term “primarily” in describing changes, quantify the amount of the financial result or change that is attributable to the primary source you identify. As one example, quantify the employee related costs, professional fees and insurance, which contributed to the increase in the general and administrative expenses for the four months ended October 31, 2007 and 2006. See Section III.D of SEC Release 33-6835.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

59.	Please explain how SouthPeak’s involvement in the creative process has affected and is anticipated to affect the business operations.

The Company acknowledges the Staff’s comment and has revised its disclosure to explain how its involvement in the creative process has affected and is anticipated to affect the business operations.

Liquidity and Capital Resources, page 89

60.
Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the numbers seen on the face of your cash flow statement. Refer to Section IV.B. of our Release 33-8350.

The Company acknowledges the Staff’s comment and has revised its disclosure to provide investors with insight into why its cash flows change from period to period.

Information About GSPAC

The Initial Public Offering and Trust Account, page 93

61.	Disclose what portion of the net funds in the trust account is expected to be used to effect the business combination.

The Company has updated the disclosure to indicate the funds expected to be released from the trust account which will be used to effect the merger and business combination, including amounts which will be payable to financial advisors and third parties for transaction related costs.

Securities and Exchange Commission
March 4, 2008

Management’s Discussion and Analysis of GSPAC, page 96 Liquidity and Capital Resources, page 96

62.
Please update your discussion of GSPAC’s liquidity and capital resources to reflect the merger agreement with SouthPeak. For example, we note your statement that you expect to use substantially all of the net proceeds of your initial public offering to acquire a target business, which does not seem consistent with your pro forma financial statements.

The Company has updated the disclosure in GSPAC’s liquidity and capital resources to provide information on the cash amounts expected to be utilized in connection with the proposed transaction and the amount expected to be remaining for future operations of the combined company.

Critical Accounting Policies, page 97

Quantitative and Qualitative Disclosures about Market Risk, page 98

63.
We note your discussion of the investments held in trust under these headings. Please reconcile your description of these investments to the descriptions contained in your historical financial statements.

The Company updated the disclosure of the investments in GSPAC’s Quantitative and Qualitative Disclosures about Market Risk to provide information related to GSPAC’s investments which is accurate and consistent with GSPAC’s historical financial statements.

Introduction to the SP Holdings Unaudited Pro Forma Condensed Combined Financial Statements, page 99

64.
We note your statements here and throughout your filing that the merger and business combination will be accounted for as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by SouthPeak for the net monetary assets of GSPAC. We further note the more detailed explanation on page 100 as to how you determined the accounting acquirer. However, your conclusion that SouthPeak is the accounting acquirer remains unclear to us. In this regard, we note the following:

•	It appears that the former GSPAC shareholders will control a majority of the voting rights in SP Holdings on both an undiluted and a diluted basis.

•
It is unclear to us from your disclosures which shareholder group will control SP Holdings’ board of directors, since SouthPeak’s members have the right to nominate most of the directors but GSPAC’s shareholders will vote to elect all of the directors.

•	It is unclear to us why your analysis on page 100 does not appear to consider the former GSPAC shareholders to be a single group when analyzing voting control.

Securities and Exchange Commission
March 4, 2008

To assist us in better understanding this matter, please provide us with a detailed analysis of the criteria in paragraph 17 of SFAS 141, including a detailed calculation of diluted voting rights in accordance with paragraph 17(a), along with any other relevant information that may clarify this matter.

The Company has conducted a thorough analysis and believes that the merger and business combination will result in SouthPeak being the accounting acquirer in all reasonable circumstances contemplated based on an evaluation of the qualitative and quantitative factors, described in paragraph 17 of SFAS No. 141, including varying ownership scenarios associated with the assumed exercise of dilutive securities.

The Company believes a reverse acquisition to be appropriate as the substance and intent of the design of this transaction is that of a financing of SouthPeak and not a forward purchase by GSPAC. In reaching this determination significant consideration has been given to the following:

•
There will be no change in the business operations of SouthPeak upon consummation of the business combination. GSPAC has not pursued this business combination with the intent of changing the operations and business plan of SouthPeak. Consequently, the business plan and strategy of the Company after the business combination will remain intact as that of SouthPeak, with little to no changes expected.

•
Of the five board members of the Company after the consummation of the business combination, four have been nominated by SouthPeak representatives and one has been nominated by GSPAC representatives. Such majority will place SouthPeak’s nominees, upon election, in a position to establish company operating strategy and control board of director group votes.

•
After the consummation of the business combination, the former members of SouthPeak will have two affiliated directors, the Company’s Chairman and Chief Executive Officer, on the Company’s board of directors.

Although the current GSPAC stockholders elect the Company’s initial board of directors, upon the consummation of the business combination 42% of the Company’s primary shares will be in the hands of the four former SouthPeak members, thereby providing them with a significant block of shares that will not have legal control, but from a practical perspective, may have effective control of the Company. Current GSPAC stockholders are comprised of unaffiliated and independent individuals that would have no means of controlling the voting outcome.

•
After the consummation of the business combination, the current officers and senior management of SouthPeak will be the officers and senior management of the Company and accordingly will have operating control and day to day decision authority for carrying out the business plan of the Company after the business combination. Certain of these individuals will also enter into employment agreements with the Company.

Securities and Exchange Commission
March 4, 2008

None of the current officers and directors of GSPAC will become employees of the Company. Their intent in effecting this transaction was not to acquire a business to run for themselves but to participate in the financing of SouthPeak.

•	The size of SouthPeak versus GSPAC.

The total assets of SouthPeak approximate $10.6 million as of December 31, 2007 consisting principally of cash, accounts receivable, intellectual property and property, as compared to $32.1 million for GSPAC as of January 31, 2008 consisting primarily of $31.9 million of cash in the trust account. Further, with the exception of interest income earned, GSPAC has not had any revenues since its inception and only incurred approximately $514,000 of operating expenses during the year ended July 31, 2007 and $272,000 of operating expenses during the six months ended January 31, 2008. In contrast, SouthPeak recognized $12.5 million of revenue and $4.9 million in operating expenses during the year ended June 30, 2007. Further, SouthPeak recognized $22.5 million of revenue and $5.6 million in operating expenses during the six months ended December 31, 2007. In addition, SouthPeak has 27 employees as of December 31, 2007 who will continue on with the combined company with little or no disruption. In contrast GSPAC will have no employees continuing with the Company after the business combination.

•	Overall Ownership

Upon the consummation of the business combination, 5,000,000 shares of the Company’s common stock will be issued to the members of SouthPeak which would result in the members of SouthPeak owning approximately 42.02% of the outstanding shares of common stock of the Company compared to approximately 57.98% for GSPAC stockholders assuming no holders of GSPAC Class B common stock seek conversion. If holders of 19.99% of GSPAC’s Class B common stock seek conversion, the members of SouthPeak would own 46.71% of the outstanding shares of common stock of the Company compared to 53.29% for GSPAC stockholders.

In evaluating the potential impact of potentially dilutive securities on the post business combination ownership of the Company, the Company notes that GSPAC currently has 7,517,500 million Class W Warrants to purchase GSPAC common stock at an exercise price of $5.00 per share and 6,137,500 million Class Z Warrants to purchase GSPAC common stock at an exercise price of $5.00 per share. In addition, the Company will have other warrants and options outstanding upon consummation of the business combination to purchase 250,000 shares of common stock which will be issued to a financial advisor. Accordingly, considering the impact of potentially dilutive securities outstanding at the time of consummation of the business combination on ownership and assuming use of the treasury stock method, which would assume buy back by the Company of dilutive securities upon exercise, the ownership of the members of SouthPeak in the Company would change as follows:

Securities and Exchange Commission
March 4, 2008

-
Publicly quoted price of $6 per share: the members of SouthPeak would then own approximately 21% of the Company or approximately 23% if holders of 19.99% of GSPAC’s Class B common stock seek conversion, due to the assumed buy back of 11,587,500 shares.

-
Publicly quoted price of $8.75 per share: the members of SouthPeak would then own approximately 25% of the Company or approximately 27% if holders of 19.99% of GSPAC’s Class B common stock seek conversion, due to the assumed buy back of 7,945,714 shares.

The GSPAC warrants held by the public will be redeemable, upon prior written consent of the underwriter in GSPAC’s IPO, in the event that the last sale price of the common stock is at least $8.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. Accordingly, at any price in excess of $8.75 it is probable that such securities would be redeemed and no longer outstanding. As such we have not contemplated a buyback at a price greater than $8.75 per share.

Up to 3,000,000 shares are contingently issuable to the members of SouthPeak upon the achievement of certain performance and/or market conditions. If the full 3,000,000 shares are issued and assuming no other issuances of common stock, the members of SouthPeak would then own approximately 54 % of the Company or approximately 59% if holders of 19.99% of GSPAC’s Class B common stock seek conversion.

If such shares are issued, and assuming minimal exercise of outstanding warrants, the members of SouthPeak would, under all reasonable circumstances and as discussed immediately, would continue to be the largest minority stockholder group by a significant margin.

While the two prior ownership scenarios produce significantly differing ownership results on an isolated basis, the Company believes an assumed issuance of all or some portion of both the contingent share consideration to the members of SouthPeak and the exercise of dilutive securities is the most likely reasonable outcome. Accordingly, assuming issuance of all contingent consideration and the exercise of all outstanding dilutive securities into shares of the Company’s common stock, the members of SouthPeak would then own approximately 35% of the Company or approximately 37% holders of 19.99% of GSPAC’s Class B common stock seek conversion.

Securities and Exchange Commission
March 4, 2008

•	Minority Ownership Group

The largest minority stockholder group of the Company upon consummation of the business combination will consist of officers and management from SouthPeak who will own approximately 42.02% of the Company after the business combination or 46.71% if holders of 19.99% of GSPAC’s Class B common stock seek conversion. The largest expected GSPAC stockholder group is comprised of certain investors who are not current GSPAC officers or members of the current board of directors, owning a diminimus amount of shares which would represent approximately 57.98% of the Company after the business combination or 53.29% if holders of 19.99% of GSPAC’s Class B common stock seek conversion. Current officers or members of the board of directors of GSPAC will own only 6% of the outstanding common shares after the business combination. GSPAC stockholders are comprised of unaffiliated and independent individuals who invested through hedge funds and money markets that would have no means of controlling the voting outcome.

Even when contemplating the impact of potentially dilutive securities as described immediately above the members of SouthPeak minority ownership group would continue to be the largest minority group with (i) assuming a publicly quoted price of $6 per share, an ownership of approximately 21% of the Company, or approximately 23% holders of 19.99% of GSPAC’s Class B common stock seek conversion and (ii) assuming a publicly quoted price of $8.50 per share approximately 25% of the Company, or approximately 27% holders of 19.99% of GSPAC’s Class B common stock seek conversion.

Thus, considering the ownership of the members of SouthPeak minority ownership group, comparing that to a lack of a GSPAC minority group, and assuming no other significant groups arise or exist by the business combination closing, the members of SouthPeak minority ownership group is expected to hold a disproportionate ownership percentage compared to any other ownership group after the business combination.

Based on the Company’s evaluation of all the facts and circumstances associated with the business combination, including the factors described above, the Company believes the preponderance of the factors are indicative of SouthPeak being deemed as the accounting acquirer in this transaction and accordingly the Company has reflected the accounting treatment as a recapitalization of SouthPeak. The Company believes this conclusion to be true, as the management, operational, board representation advantage and minority stockholder group factors presented above are extremely compelling to the Company as being indicative of SouthPeak as the accounting acquirer. Further, while the GSPAC stockholders will own a majority of the shares upon consummation of the business combination, , the Company believes the balance of the GSPAC stockholders and holders of dilutive securities to be a disbursed group of non-affiliated investors and accordingly expect such group to be passive and not an organized group which could reasonably be expected to act together in promoting business strategy and objectives.

Securities and Exchange Commission
March 4, 2008

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 101

65.
We note that you are reflecting SouthPeak’s accumulated other comprehensive income as retained earnings in the pro forma balance sheet. Since you are separately presenting all equity accounts other than accumulated other comprehensive income, please also separately reflect accumulated other comprehensive income.

The Company has reviewed the Staff’s comment and has revised the Pro Forma Condensed Combined Balance Sheet to separately reflect accumulated other comprehensive income of SouthPeak.

66.
We read in pro forma adjustment (b) that the costs incurred by GSPAC will be charged to operations as incurred. In light of this statement, please revise your footnote to explain why these costs have been reflected as an adjustment to additional paid-in-capital rather than an adjustment to retained earnings.

The Company has reviewed the Staff’s comment and updated the presentation of the adjustments to present separately the adjustment to GSPAC retained earnings due to the expensing of GSPAC costs related to the transaction and then additionally the elimination of GSPAC adjusted retained earnings (loss) as a result of the reverse merger.

67.
We read in Note 1 to the pro forma condensed combined balance sheet that GSPAC and HCFP/Brenner terminated the agreement that HCFP/Brenner would act as GSPAC’s investment banker and financial advisor in connection with a business combination. Please confirm to us, if true, that this is why you have not accrued the $900,000 transaction fee discussed in Note 5 to GSPAC’s October 31, 2007 financial statements. If our understanding is correct, please tell us what consideration you gave to updating this matter in a subsequent events footnote in GSPAC’s October 31, 2007 financial statements.

The Company has reviewed the Staff’s comment and note that there was no accrual in GSPAC’s October 31, 2007 financial statements for the $900,000 transaction fee as the arrangement between GSPAC and HCFP/Brenner provided that such a fee was only due and owing if and when a business combination or transaction were to be consummated. Accordingly no accrual was required as of October 31, 2007.

GSPAC issued its October 31, 2007 Form 10-Q on December 14, 2007 prior to the termination of the HCFP/Brenner financial advisor arrangement. Accordingly this was not a subsequent event at the time of the filing of the 10-Q.

The January 31, 2008 financial statements of GSPAC now included in the Registration Statement disclose the termination of the financial advisory arrangement with HCFP/Brenner in Footnote 5 to GSPAC’s financial statements.

68.
We also read in Note 1 that SouthPeak will issue 250,000 Class Z warrants to HCFP/Brenner upon the successful consummation of the business combination. Please either reflect this issuance in the pro forma balance sheet, or quantify the estimated value of these warrants within Note I and explain why this issuance is not reflected on the pro forma balance sheet. We believe it is important to provide your readers with insight into the value of these warrants since they are a cost of the business combination.

Securities and Exchange Commission
March 4, 2008

The Company has reviewed the Staff’s comment and has added additional language in Note 1 of the SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet quantifying the estimated value of the Class Z warrants potentially being issued to HCFP/Brenner upon the successful consummation of the business combination.

69.
Please tell us whether SP Holdings will have any registration payment arrangements as defined by FSP EITF 00-19-2. If so, please tell us how you considered reflecting an accrual for the contingent obligation. In this regard, we note your discussion of registration rights agreements on pages 62 and 63.

Upon consummation of the merger and the business combination, the warrants issued in GSPAC’s IPO, and the underlying shares of the Company’s common stock, will be registered. After the closing, the registration requirements of the warrants issued in GSPAC’s IPO remain unchanged under SP Holdings. In accordance with EITF 00-19-2, management examines the probability that the registration of all shares of common stock in connection with future possible exercises of outstanding warrants will remain effective. The Company expects the registration of such shares to remain effective in connection with the transaction and therefore no contingent liability has been reflected in the pro forma condensed consolidated balance sheet included in this registration statement.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations, page 103

70.
We note that pro forma adjustment (h) reduces your general and administrative expenses. Please confirm to us, if true, that the officers of SouthPeak whose employment agreements are a condition to the business combination will be paid less by SP Holdings than they were by SouthPeak. If our understanding is correct, please explain to us in more detail how you calculated this adjustment and why SouthPeak’s officers are willing to be paid less by SP Holdings.

The Company supplementally provides the Staff with the following description on how the calculation supporting the decrease in the salary of the SouthPeak’s officers was derived.

The Company utilized the historical annual compensation, inclusive of base salary, bonus and benefits for Terry Phillips and Melanie Mroz, the two SouthPeak officers impacted by the business combination, and computed the difference in compensation which is expected to be in effect upon completion of the business combination. The expected compensation subsequent to the business combination was derived from the employment agreements that the officers will execute upon the consummation of the business combination.

Securities and Exchange Commission
March 4, 2008

Mr. Phillips and Ms. Mroz have agreed to a reduction in total compensation as a means to exhibit their commitment to the long term success of the Company by focusing on the long term growth and building stockholder value.

71.
Refer to pro forma adjustment (i). Please provide us with your calculation of the reduction to GSPAC’s interest income assuming the maximum conversion to support a total reduction of $739,141 for the annual period and $193,561 for the interim period.

The Company supplementally provides the Staff with the following description of the calculation of the reduction of interest income assuming maximum conversion.

The Company utilized the historical interest income earned on the amounts in trust account for the six months ended January 31, 2008 and the year ended July 31, 2007 and calculated how much interest income would be reduced by upon consummation of the business combination and assuming maximum conversion of the trust account at the 19.99% level. The reduction was calculated based on the expected reduction of cash available of $8,835,000, comprised of $5.0 million due to the SouthPeak members, $2.5 million of SouthPeak fees due to a financial advisor, $1.335 million for transaction related costs and $6,380,742 related to the reduction of the trust account assuming the maximum conversion. The Company compared the aggregate of $15,215,742 to the $31.9 million in the trust account and multiplied that percent (approximately 47%) times the historical interest income from trust account for the six months ended January 31, 2008 and the year ended July 31, 2007 to calculate the total reduction amount and subtracted the amount already reduced in the column titled Acquisition Adjustments. The Company has updated the Pro Forma Condensed Combined Statement of Operations for any clerical errors in its prior presentation.

72.
Please revise pro forma adjustment (o) to clarify to your readers why you have not presented income tax expense or benefit for the year ended July 31, 2007. Please also explain to us why the income tax provision reflected in the combined (assuming maximum conversion) column is not the sum of the income tax provision in the preceding columns.

The Company has reviewed the Staff’s comment and has updated footnote (o) to the unaudited Pro Forma Condensed Combined Statement of Operations for the year ended July 31, 2007. The Company would not have an income tax provision for the year ended July 31, 2007 as on a combined basis the Company would have tax losses and therefore would not be subject to income tax. Further, given the history of losses by SouthPeak prior to the six months ended December 31, 2007, the Company does not believe it to be appropriate to reflect the recognition of a deferred tax asset for pro forma purposes.

Securities and Exchange Commission
March 4, 2008

The Company has corrected the columns of the Pro Forma Condensed Combined Statement of Operations to properly reflect the total income tax as a total from the preceding columns.

73.
Refer to pro forma adjustment (n). Please explain to us, and revise your footnote to briefly clarify, how you concluded that the warrants and underwriter’s purchase option were anti-dilutive for the interim period. Your response should specifically address how you calculated the average market price of SP Holdings’ common stock given that GSPAC has two classes of common stock.

The Company has updated footnote (n) to the unaudited Pro Forma Condensed Combined Statement of Operations.

The Company has concluded that the warrants were anti-dilutive for the interim period by reviewing the average price of GSPAC’s publicly quoted common stock during the six month interim period of $1.49 and comparing that to the exercise price of the GSPAC warrants of $5.00. The outstanding warrants become exercisable into the Company’s common stock upon consummation of a business combination transaction. The average price was lower than the exercise price of the warrants and therefore the securities were anti-dilutive.

The Company has concluded that the unit purchase option was anti-dilutive for the interim period by reviewing the average price of GSPAC’s publicly quoted Series A Units and Series B Units during the six month interim period was $5.61 and $10.46 respectively and comparing that to the exercise prices of the unit purchase option of $14.025 for Series A Unit and $16.665 for Series B Units. The unit purchase option becomes exercisable into the Company’s common stock and warrants upon consummation of a business combination transaction. The average price of the A Units and Series B Units was lower than the exercise prices of the unit purchase option and therefore the securities were anti-dilutive.

74.	Please provide us with your calculation of loss per share for the annual period assuming maximum conversion. In this regard, it appears that the loss per share would be $0.09.

The Company has corrected the calculation of the loss per share for the period. The Company calculates the loss per share by dividing the net loss for the period by the weighted average number of shares outstanding for the period.

SP Holding’s Directors and Management Following the Merger and the Business Combination, page 107

75.
It would appear that you have not discussed Mr. Phillips’ involvement in Capitol Distributing, L.L.C. The discussion of his business experience should cover the past five years. See Item 401(e)(1) of Regulation S-K. Consider including a cross-reference to the section of the prospectus that discusses the “certain actions” in greater detail as well as to any discussion of this that may appear in the risk factor section.

Securities and Exchange Commission
March 4, 2008

The Company acknowledges the Staff’s comment and has included the requested disclosure, included the appropriate cross-references and added a section to the Company’s risk factors.

SouthPeak

Compensation Discussion and Analysis, page 109

76.
Tell us whether you have established a management plan and compensation program going forward. To the extent you have made any determinations as to a compensation program subsequent to the end of your last fiscal year, such as the adoption of new or modified programs and policies, such information should be discussed in this section. See Instruction 2 to Item 402(b) of Regulation S-K. To the extent you have no such plans, risk factor disclosure may be warranted. Please also disclose whether you are contemplating any specific grants under your new equity compensation plan.

The Company has not established a management plan or a compensation program. However, the Company has added disclosure to set forth the anticipated parameters of executive compensation following the closing of the merger and the business combination in addition to the descriptions of the employment agreements that will be effective upon the closing of the merger and the business combination. All future compensation decisions for the Company’s executive officers shall be made by the Company’s compensation committee, which committee shall be comprised of independent directors.

The Company has added disclosure to state that no grants are contemplated under the proposed SP Holdings 2008 Equity Incentive Compensation Plan.

The Company has revised portions of the SouthPeak compensation, discussion and analysis section to reflect the fact that no changes to the current compensation of its executives has occurred since June 30, 2007.

Certain Relationships and Related Party Transactions SouthPeak, page III

77.
For the related party transactions disclosed in the first, second and third paragraphs in this section, please disclose the names of the referenced organizations and the ownership interest of each related party in those organizations. See Item 404(a)(2) and (4) of Regulation S-K. Please also file these agreements as material contracts. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 124. Agreements between SouthPeak and each of Phillips Sales, Inc. and West Coast Sales, Inc. have been attached as Exhibits 10.7 and 10.8, respectively, to the Registration Statement. The Company supplementally advises the staff that there was no written agreement between Phillips Sales, Inc. and SouthPeak related to their consulting fee arrangement and there was no written agreement between Katie Morgan and SouthPeak related to their consulting fee arrangement.

Securities and Exchange Commission
March 4, 2008

78.	Please tell us why you do not appear to have provided any disclosure pursuant to Item 404(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has included the required disclosure pursuant to Item 404(b) of Regulation S-K on page 124.

Beneficial Ownership of Securities, page 112

79.	Please tell us why you have not included Andrea Gail Jones as an executive officer of SP Holdings in the beneficial ownership table.

The Company has added Andrea Gail Jones as an executive officer of SP Holdings in the beneficial ownership table

80.
With respect to each listed five percent stockholder that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, please tell us whether any person or persons indirectly have or share voting and/or investment power with respect to the disclosed holdings. See Instruction 2 to Item 403 of Regulation S K.

The Company acknowledges the Staff’s comment and has updated the beneficial ownership table to (i) include additional holders identified through their filings of Schedule 13D or Schedule 13G after the filing of the Registration Statement on Form S-4 initially filed on January 16, 2008, and (ii) revise certain footnotes related to GSPAC’s 5% stockholders.

The Company supplementally advises the Staff that after the consummation of the merger and the business combination, each of Greg Phillips and Terry Phillips will be a beneficial owner of the SP Holdings Common Stock set forth in the beneficial ownership table through his sole ownership of such securities.  Neither of these individuals has any shared voting or investment power with respect to the other’s securities.

The Company supplementally advises the Staff that after the consummation of the merger and the business combination, each of Rahul Prakash, Abhishek Jain and Avinash Vashistha will be a beneficial owner of the SP Holdings Common Stock set forth in the beneficial ownership table through his sole direct or indirect ownership of such securities.  None of these individuals has any shared voting or investment power with respect to the other’s securities.

81.	Please provide us with your analysis of the applicability of Regulation M and the proxy rules to the activities you describe in the second paragraph on page 112.

Securities and Exchange Commission
March 4, 2008

Regulation M

Regulation M is designed generally to preclude manipulative conduct by persons with an interest in the outcome of an offering. In a merger context, Regulation M is specifically designed to protect stockholders who are entitled to receive stock consideration in a “distribution” from manipulation of the price of the stock to be issued in the distribution by distribution participants, issuers or those affiliated with such persons or issuers. Accordingly, the SEC has established restrictions on activities occurring during the period beginning on the day the proxy solicitation or offering materials are first disseminated to securityholders and ending upon completion of the distribution. This period is known as the “restricted period.”

The Company respectfully submits that Regulation M does not apply to the activities described in the second paragraph on page 112 because the activities regulated by Regulation M apply only to “covered securities.” As defined in Rule 100 of Regulation M, a covered security is any security that is the subject of a distribution (e.g., the “subject security”), or any “reference security.” A reference security is defined as a security into which a subject security may be converted, exchanged, or exercised or which, under the terms of the subject security, may in whole or in significant part determine the value of the subject security.

In this transaction, the distribution covered by the Registration Statement is the issuance of securities of SP Holdings; thus, these are the relevant “subject securities.” The activities described on page 112, to the extent they may be effected, would occur with respect to certain outstanding shares of Class B common stock of GSPAC, not with respect to any subject securities (which will not be issued until the consummation of the merger). The Class B common stock of GSPAC is also not a reference security for purposes of Regulation M. No subject security (e.g., securities of SP Holdings) may be converted, exchanged or exercised into GSPAC securities in connection with the business combination. In addition, under the terms of the SP Holdings securities, the GSPAC Class B common stock will have no part in determining the value of any SP Holdings securities.

The Company further believes that the business combination at issue is not the type of merger transaction that the restrictions imposed by Regulation M was designed to regulate. The investment decision of the members of SouthPeak with respect to the business combination has already been made. The issuance of the SP Holdings securities that is subject to the Registration Statement is essentially a holding company reorganization. The securities of SP Holdings do not currently trade, and will not trade prior to the consummation of the business combination. The trading price of GSPAC common stock and Class B common stock prior to the business combination will have no effect on the consideration that the members of SouthPeak will receive in the business combination. Furthermore, the GSPAC stockholders will receive a fixed amount of consideration (one share of the Company’s stock for one share of GSPAC stock) unrelated to the market price. As a result, the trading price of GSPAC common stock and Class B common stock prior to the merger will have no effect on the consideration that the GSPAC stockholders will receive in the merger.

Moreover, as reflected in the revised disclosure preceding the beneficial ownership table, it is the intention of GSPAC, SouthPeak and their affiliates to only solicit purchasers of GSPAC’s common stock and Class B common stock held by GSPAC stockholders who have already made their investment decision and voted against the reorganization agreement, and the merger and business combination contemplated thereby.

Securities and Exchange Commission
March 4, 2008

Furthermore, purchases of stock by affiliates, institutional investors and current stockholders with the intention of affecting the vote are commonplace in the context of contested elections and hostile takeovers. Bidders often buy significant amounts of stock in a potential takeover target in advance of a vote. If a target or an affiliate of a target were to be prohibited from making similar purchases, or placing stock into friendly hands, such target would be at a significant disadvantage (as opposed to equal footing) versus the hostile bidder. In fact, such a prohibition would have the opposite effect. By eliminating open market competition for the stock it would artificially lower the price of the stock and artificially affect the vote in favor of the hostile bidder by effectively tying the hands of the affiliates. Such a result is clearly counter to the purposes and general policies of the federal securities laws. Additionally, there are broad policy implications if those affiliated with a company are to have their hands tied while non-affiliates are free to take actions which such affiliates believe not to be in the best interests of such company. This creates an uneven playing field, disenfranchises those most interested in the welfare of the company and elevates the interests of a minority over that of the majority.

Rule 14e-5

The concept of equal treatment of stockholders in the context of purchases of securities is generally codified in the “best price rule” and Rule 14e-5. These rules apply only in the tender offer context and do not extend to other types of purchases, whether they be by a company, officers and directors of a company, their affiliates or otherwise. There are numerous types of permissible transactions where stockholders are treated selectively, including in the greenmail context or where large blocks are bought and sold with privately negotiated block premiums or block discounts, as the case may be. Further, when a company announces an open market repurchase program, stockholders may sell to the company at various prices and various times. While there are state law fiduciary duty issues raised by treating some stockholders differently than others, this does not raise securities laws issues provided adequate disclosure is made and it is outside the tender offer context. The Company has disclosed in the proxy statement/prospectus its obligation to make such future disclosures, if any. The Company further notes that, in a greenmail context, a corporation is using its own funds for the purpose of making selective purchases. With respect to the proposed purchases by institutional investors and current GSPAC stockholders set forth in the proxy statement/prospectus, no corporate funds will be expended. In this case, such institutional investors and current GSPAC stockholders are, in effect, acting as the permissible white knight.

Rule 14a-9

Rule 14a-9 contains the restrictions on the inclusion of false and misleading statements in a proxy statement. Through the revised disclosure incorporated into Amendment No. 1 to the Registration Statement, full and accurate disclosure will be made in the proxy statement/prospectus of the intentions of the officers and directors of GSPAC, SouthPeak or their affiliates to effect the purchase of GSPAC common stock and Class B common stock with the intent to affect the vote as well as the impact on the transaction of such purchases and the considerations that should be taken into consideration by stockholders deciding whether to exercise their conversion rights.

Securities and Exchange Commission
March 4, 2008

Part II

Exhibits

82.	Please provide as an exhibit to the registration statement the consent of Hudson Square pursuant to Rule 436(a) of Regulation C.

The Company has attached the consent of Hudson Square Research, Inc. as Exhibit 99.9 to the Registration Statement.

83.	The fairness opinion of Nexcore, as filed, is nearly impossible to read in several places. Please file a legible version of this opinion with your next amendment. We may have further comment.

The fairness opinion of Nexcore has been converted to text and reattached to the proxy statement/prospectus as Annex I.

84.	Please tell us why you have not filed your credit agreement as a material contract.

The Loan Agreement between SouthPeak Interactive, L.L.C., SouthPeak Interactive Limited and SunTrust Bank has been attached as Exhibit 10.6 to the Registration Statement.

Undertakings

85.	Please provide the undertaking required by item 512(a)(5) (i) or (ii) of Regulation S-K.

The Company has revised Item 22 (Undertakings) of the Registration Statement to include the language set forth in item 512(a)(5)(ii).

Financial Statements

SouthPeak Financial Statements for the Fiscal Year Ended June 30, 2007

Note 1 — Summary of Significant Accounting Policies
Concentrations of Credit Risk, Major Customers and Vendors, page F-7

86.
We note that your disclosure of the allowance for doubtful accounts differs significantly from the accounts receivable allowances disclosed on the face of your balance sheet. Based on the disclosures on page F-56, we assume this difference is due to the existence of other allowances, such as allowances for sales returns and price protection. Please revise your discussion of allowances within your footnotes to clarify this matter, as your current footnote disclosure may be unclear to your readers.

Securities and Exchange Commission
March 4, 2008

The disclosure of the allowance for doubtful accounts differs significantly from the accounts receivable allowances disclosed on the face of the SouthPeak balance sheet. This difference is due to the existence of other allowances, such as allowances for sales returns and price protections, consistent with the disclosure on page F-57. SouthPeak has revised the discussion of allowances within SouthPeak’s footnotes to clarify this matter and added a table, so the current footnote disclosure will not be unclear to investors.

Inventories, page F-7

87.
Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6(b) of Regulation S-X.

SouthPeak has revised the description of the nature of costs elements included in inventory. No general or administrative expenses are included in inventory, but license fees are included as a cost of inventory. Therefore, SouthPeak has stated in the footnote the aggregate amount of license fees incurred in each period and the actual amount remaining in inventory at the date of each balance sheet date, consistent with Rule 5.02.6(b) of Regulation S-X.

Advances on Royalties, page F-8

88.
We note from your disclosures here and in Note 7 that you capitalize your payments to third-party game developers and these payments “typically” are considered non-refundable royalty advances against future royalties earned by the developer based on the sale of the related game. We have the following comments:

•
Please tell us if you have any agreements where the entire amount of the advance payments are not recoverable based on royalties earned on subsequent sales, and if so, how you account for such agreements.

For the audit years ended June 30, 2007, 2006 and 2005 and for the six months ended December 31, 2007, there were no agreements with advance payments not recoverable based on royalties earned on subsequent sales. SouthPeak has revised its disclosure to state that all advance royalty payments SouthPeak has paid have been recoverable against royalties earned on subsequent sales by third party developers. In addition, SouthPeak has disclosed that any amounts that are not recoverable against royalties earned on subsequent sales by the third party developers are expensed when the game is first released.

Securities and Exchange Commission
March 4, 2008

•	Also tell us how you considered the guidance in SFAS 86 in determining whether advanced payments made prior to and subsequent to technological feasibility should be expensed or capitalized.

SouthPeak did not consider the guidance in SFAS 86 in determining whether advanced payments made prior to and subsequent to technological feasibility should be expensed or capitalized, as SFAS 86 does not apply to SouthPeak. SouthPeak does not do any internal development of software and instead enters into agreements with third party developers once the platform proprietors approve the game design and it is known that the game is technologically feasible.

•	Please revise your footnotes to clarify these matters.

SouthPeak has clarified these matters in its financial statement footnotes.

Revenue Recognition, page F-9

89.
We note your references to SAB 101 and SAB 104. Given that you are selling software, please tell us how you determined that SOP 97-2 was not applicable to your revenue transactions. If you believe that SOP 97-2 is applicable, please revise your footnote to better explain how you recognize revenues in accordance with SOP 97-2.

SouthPeak previously references SAB 101 and SAB 104 under Revenue recognition on page F-9. Given that SouthPeak sells software, it complies with SOP 97-2, and as such, SouthPeak has added this to the footnote under revenue recognition. SOP 97-2 requires that revenue should be recognized in accordance with contract accounting when the arrangement requires significant production, modification, or customization of the software. None of these occur with the packaged video games SouthPeak sells. In addition, under SOP 97-2, if the arrangement does not entail such requirements, revenue should be recognized, which the SouthPeak does, when persuasive evidence of an agreement exists, delivery has occurred, the vendor’s price is fixed or determinable, and collectibility is probable.

90.
We note your policy with respect to retailers who rent your software. Please describe the terms of these agreements to us in more detail, and tell us the accounting literature that you are relying upon for your revenue recognition. Also revise the description of your business to address these types of transactions.

SouthPeak has arrangements with Blockbuster Video and Hollywood Video, under which SouthPeak will send the product to the retailer at a significantly reduced sales price. The retailer then shares a percentage of the revenue from the game rentals with SouthPeak for a fixed period of time, generally six months. The retailer negotiates a contract for each game. There are no minimum fees owed by the retailer, and the transfer of the product to the retailer is final. Therefore, it is appropriate for SouthPeak to record any sales (for the delivery of the product) as revenue once the product has been transferred to the retailer. SouthPeak recognizes revenue from the rental of the games over the retailer’s rental cycle based on evidence supplied by the retailer to support the revenue recognized.

Securities and Exchange Commission
March 4, 2008

SouthPeak follows Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements, Staff Accounting Bulletin 104 “Revenue Recognition” and AICPA Statement of Position 97-2 “Software Revenue Recognition”. The financial statement disclosure has been updated accordingly. These revenue sharing transactions do not represent a significant revenue stream for SouthPeak. A major benefit of these transactions to SouthPeak is to provide the product to a mass audience to help promote future sales.

91.
We note your reference to on-line transactions including electronic downloads of titles. We also note your reference on page 44 to the creation of games for the Xbox Live Arcade platform. We have the following comments:

•
It is our understanding that various games, including those for the Xbox Live platform, can be played online, permitting users to compete against each other in a manner that was not previously possible. Please tell us whether any of your games contain these online capability features, and if so, explain whether these games are being hosted on your internal servers. Also tell us how you are recognizing revenues related to these online features and functionality, and tell us how you considered the guidance in SOP 97-2 and EITF 00-21.

The three games that have been approved for Xbox Live Arcade platform are in development, and have not been released. A few of SouthPeak’s games contain online capability features, but are not hosted on our internal servers. SouthPeak does recognize revenue in accordance with SOP 97-2. However, SouthPeak does not have any multi-deliverable elements in SouthPeak’s revenue process and therefore, EITF 00-21 does not apply.

•	We note your discussion of static and dynamic in-game advertising on page 78. Please tell us how you account for such in-game advertising and the accounting literature that you are relying upon.

SouthPeak does not have any dynamic in-game advertising and as such, the reference to dynamic in-game advertising on page 78 has been removed. In addition, SouthPeak has one instance of static in-game advertising, which was done in a barter transaction, with no money exchanging hands. Based on EITF Abstracts Issue No. 99-17 “Accounting for Advertising Barter Transactions”, no income or expense was booked for the barter transaction and that SouthPeak has no history of selling advertising services to determine a fair price for the barter transaction. We have updated our disclosure for Advertising to reference this barter transaction and EITF Issue No. 99-17.

•
Please tell us whether any of your games include the ability to download additional content such as product features or software updates. If so, tell us how this downloadable content affects your ability to recognize revenue upon the sale to your distributors or retailers. Also tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade. Additionally, tell us how your accounting complies with SOP 97-2.

Securities and Exchange Commission
March 4, 2008

The games Two Worlds X360 and Monster Madness X360 have additional content that can be downloaded through Xbox Live Arcade for free, at no cost to SouthPeak or the customer, such as an additional map or level. In addition, both X360 games have additional content that can be downloaded for a fee through Xbox Live Arcade. Microsoft remits a portion of the downloadable content revenue to SouthPeak. Otherwise, SouthPeak’s games have not offered any upgrades or enhancements separate from the packaged game. There has been no content offered on a when and if available basis, similar to an unspecified or specified upgrade.

•	Please revise your footnote to address these issues, or tell us why such disclosures are not applicable.

SouthPeak has added in the phrase “and additional downloadable content” to revise the following sentence to state “Regarding on-line transactions including electronic downloads of titles and additional downloadable content, the Company recognizes revenue when the fee is paid by the on-line customer for the online product and the Company is notified by the online retailer that the product has been downloaded.”

92.
We note your discussion of price protection and sales returns on page F-8 and page 21. Please tell us how you considered the guidance in paragraph 30 of SOP 97-2 in determining that your sales transaction fees are fixed and determinable. Your response should supplementally quantify your allowance for price protections and sales returns and the actual write-offs for price protections and sales returns for each period for which you present a statement of operations. You should also explain to us in more detail why you believe you can reasonably estimate price protections at the time you sell your games to resellers.

SouthPeak’s management closely reviews its titles performance, using historical data and current industry and market data. Whether it is three months or five months after a product is released, at some point SouthPeak will offer price protections to its customers to help move slow moving products. Therefore, SouthPeak reserves for price protection when a product is first sold, knowing that a certain percentage of the product sold will be price protected. In addition, depending on the geographical area the product is being sold in, such as the US versus the UK, SouthPeak takes into account market trends. For example, in the US generally the only product that is ever returned are games for the PC platform, and therefore there is no need to reserve for returns for sales in the US for other game platforms. In the UK it is more common to have returns, and other platforms are returned besides PC, but the UK has less price protections issued. Therefore, when a product is first sold, SouthPeak books reserves for both price protection and returns taking into consideration a variety of factors including the original sales price of the game, the geographical territory the sale is made in, and the game platform.

Securities and Exchange Commission
March 4, 2008

In addition, management reviews its customer’s current sales and inventory numbers for SouthPeak’s products on a weekly basis, and therefore has the information to determine what products have become slow moving, and therefore may need price protections offered. Based on the sales trends evident from the weekly customer reporting, management is able to make any adjustments necessary to reserves for price protections and returns. Therefore, in preparing financial statements and having them reviewed or audited, one of the last items looked at before finalizing the financial statements is the most recent weekly reporting of customer’s sales and inventory on hand to make sure no adjustments are needed.

In addition, SouthPeak’s President and Chief Executive Officer have been working within this industry for an extensive number of years, preceding their involvement with SouthPeak. A major strength of SouthPeak is its management’s knowledge and experience in the industry. In particular, they have worked on the sales side with a marketing representation firm, and dealt on a regular basis with not only sales, but customer credits for price protections and returns. As such they have extensive experience to draw upon in making price protection and return reserve estimates. Based on all of these factors, management is able to reasonably and reliably estimate the amount of future credits to be taken for price protections and sales returns.

Please see page F-55 for the quantitative information for the years ended June 30, 2007, 2006 and 2005. In addition, for the six months ended December 31, 2007 and 2006, $1,691,572 and $612,811, respectively was reserved for price protection, and $1,782,046 and $688,335 for the six months ended December 31, 2007 and 2006, respectively in price protections were issued. Lastly, for the six months ended December 31, 2007 and 2006, $1,293,332 and $159,322, respectively was reserved for returns, and $712,380 and $138,009 for the six months ended December 31, 2007 and 2006, respectively of credits were issued for returns.

Advertising, page F-9

93.
We note your discussion of cooperative marketing. Tell us whether such sales incentives are offered to your retail channel partners based on a single transaction or based on a cumulative level of revenue transactions. If these incentives are offered based on a cumulative level of revenue transactions, please tell us, and revise your footnote to better address, how your accounting complies with EITF 01-9.

Such sales incentives are based on a single transaction, and not on a cumulative level of revenue transactions, and therefore, EITF 01-9 does not apply.

SouthPeak Financial Statements for the Period Ended October 31, 2007

Note 1 - Summary of Significant Accounting Policies
Concentrations of Credit Risk, Major Customers and Vendors, page F-22

94.
We note your disclosure of the allowance for doubtful accounts. Given the significant increase in your accounts receivable balance during the interim period, please tell us how you determined that a larger allowance was not needed. Specifically, please tell us how much of the October 31, 2007 accounts receivable balance has been collected to date.

Securities and Exchange Commission
March 4, 2008

SouthPeak has incurred no bad debts until an allowance was taken for Hollywood Video, which filed for bankruptcy in October of 2007. As such, a reserve was taken at October 31, 2007 for this specific customer. Otherwise, no other bad debt reserves have been needed. Through February 29, 2008, $12,503,391 of the October 31, 2007 accounts receivable balance has been collected.

Use of Estimates, page F-26

95.	Please provide the disclosures required by Article 10-01(b)(8) of Regulation S-X.

The Company acknowledges the Staff’s comments and SouthPeak has added the language required by Article 10-01(b)(8) of Regulation S-X.

Note 8 - Product Sales and Geographic Information, page F-30

96.	We note that you are presenting a new product group called Other. Please tell us what Other represents, and consider clarifying this to your readers.

The group Other represents the sale of Two Worlds X360 Strategy guides sold separately from the game. In response to the Staff’s comment, SouthPeak has renamed the group Other as Strategy Guide.

GSPAC Financial Statements for the Fiscal Year Ended July 31, 2007

Note 3 - Summary of Significant Accounting Policies
Net Income per Share, page F-38

97.
We note your discussion of the calculation of earnings per share and your presentation of earnings per share on the face of your statements of operations. Please explain to us how you considered the guidance in paragraph 19 of EITF Topic D-98 and the guidance in EITF 03-6 in calculating earnings per share.

The Company has reviewed the Staff’s comment, SFAS No. 128 “Earnings Per Share”, EITF Topic D-98 “Topic D-98: Classification and Measurement of Redeemable Securities” (“Topic D-98”) and EITF 03-6 “Participating Securities and the Two Class Method Under FASB Statement 128” (“EITF 03-6”).

Topic D-98, paragraph 19 states,

“…that to the extent that a common shareholder has a contractual right to receive at share redemption (other than upon ordinary liquidation events) an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a distribution different from other common shareholders. Under FASB Statement No. 128, Earnings per Share, paragraph 60(b), entities with capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, should apply the two-class method of calculating earnings per share.”

Securities and Exchange Commission
March 4, 2008

The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under this method:

•
Income from continuing operations (or net income) is reduced by (or losses are increased by) the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period. If dividends declared in the current period include prior-year unpaid cumulative dividends, only the current year dividends or the amount of dividends declared less any previously accrued unpaid cumulative dividends should be deducted from current year income available. Preferred dividends that are cumulative only if earned are deducted only to the extent that they are earned.

•
The remaining earnings or losses are allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings/losses allocated to each security are determined by adding together the amount allocated for dividends (as determined in a.) and the amount allocated for the participation feature.

•	The total earnings/losses allocated to each security are divided by the number of outstanding shares of the security to which the earnings/losses are allocated to determine the EPS for the security.

•	Basic and diluted EPS data are presented for each class of common stock.

Based on the common stock and Class B common stock capital structure of GSPAC, the Company believes only GSPAC’s Class B common stock - subject to conversion, to be similar to a class of common stock with the ability to earn a return different than GSPAC’s common stock and Class B common stock, - not subject to conversion. Accordingly, in accordance with Topic D-98 and FAS 128 para. 60(b) the Company has presented an earnings per share for the Class B common stock - subject to conversion separately on GSPAC’s statements of operations. The Company’s conclusion is based on the following:

•
GSPAC’s Class B common stock - subject to conversion to cash, which is presented in the mezzanine section of GSPAC’s balance sheet participates in earnings only to the extent of 19.99% of the interest income earned on the trust account and not other income or loss of GSPAC. Accordingly, the Company does not believe it to be appropriate to allocate undistributed earnings, after the accretion of value to Class B common stock - subject to conversion. As such, the Company’s presentation of earnings per share for the Class B common stock - subject to conversion considers only the pro rata portion of the interest income earned on the trust account.

Securities and Exchange Commission
March 4, 2008

•
GSPAC’s Class B common stock - not subject to conversion to cash (unless and until a vote rejecting a business combination), participate with GSPAC’s common stock outstanding in the undistributed earnings of GSPAC. Accordingly, the Company has presented GSPAC’s earning per share based on the total of the weighted average common shares and Class B common shares-not subject to conversion outstanding. While the Company has not presented a separate row for earnings per Class B common stock the resulting earning per share would result in the same amount based on the share weighted allocation of undistributed earnings.

Accordingly, the Company believes GSPAC’s presentation of earnings per share to be consistent with SFAS 128, Topic 96-8 and EITF 03-6.

Fair Value of Financial Instruments and Derivatives, page F-38

98.	We note your accounting policy for derivatives. Please tell us, and consider clarifying to your readers, whether you had any derivatives outstanding at your balance sheet dates.

The Company has added additional language in the footnote to July 31, 2007 financial statements and January 31, 2008 financial statements stating that GSPAC had no derivatives as of July 31, 2007.

Note 7 - Warrants and Option to Purchase Common Stock, page F-41

99.
We note that the warrants issued in your IPO are classified as equity, and we note your statement that you have no obligation to net cash settle the exercise of the warrants. Please tell us if you have any timely filing or further registration requirements related to these IPO warrants. If so, please explain to us how you concluded under EITF 00-19 that these warrants did not need to be classified as liabilities. Also tell us if SP Holdings will have any timely filing or further registration requirements related to the warrants that it will exchange for these IPO warrants, and if so, tell us how you determined that these warrants did not need to be classified as liabilities in the pro forma balance sheet.

GSPAC is only required to use its best efforts to cause the registration statement for the Class W and Class Z warrants (the “Warrants”) issued in the IPO to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, GSPAC does not have any further timely filing or further registration requirements with respect to the Warrants issued. Paragraph 18 of EITF 00-19 states:

Securities and Exchange Commission
March 4, 2008

“The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14, above.”

Accordingly the Company believes its presentation to be appropriate.

Upon consummation of the merger and the business combination, the Warrants and the underlying shares of the Company’s common stock will be registered. After the closing, the registration requirements of the Warrants remain unchanged under the Company. Accordingly, based on the current accounting noted above and considering the probability evaluation required under EITF 00-19-2 “Accounting for Registration Payment Arrangements” (“EITF-00-19-2”). In accordance with EITF 00-19-2, management examines the probability that the registration of all shares of common stock in connection with future possible exercises of outstanding warrants will remain effective. The Company expects the registration of such shares to remain effective in connection with the transaction and therefore no contingent liability has been reflected in the pro forma condensed consolidated balance sheet included in this registration statement.

100.
We note your discussion of registration rights agreements for the warrants issued to your founders and the underwriter’s purchase option, and we note your statements that you have no obligation to net cash settle the exercise of these warrants, the purchase option, or the warrants underlying the purchase option. Please provide us with your analysis under EITF 00-19 to support classifying these issuances as equity, and tell us how you considered the guidance in FSP EITF 00-19-2. Also tell us if or how the terms of these registration rights agreements will change when the agreements are assumed by SP Holdings, as discussed on pages 62 and 63.

The Company believes the classification of the unit purchase option (“UPO”) and the Class W and Class Z Warrants issued to the founders (the “Founders Warrants”) to be appropriately classified as permanent equity.

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The Founders Warrants and UPO are only exercisable in exchange for shares of the Company’s common stock and therefore can only be settled in the Company’s common stock. As one of the SFAS 133 requirements has been satisfied, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders' equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

Securities and Exchange Commission
March 4, 2008

The Founders Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The UPO may be exercised for cash or on a cashless basis in exchange for shares of the Company’s common stock and warrants. The holders of Warrants do not have any rights to put and redeem the Warrants back to the Company. However, under certain circumstances described in the Notes to the GSPAC’s financial statements and in the Registration Statement for GSPAC’s IPO, the Company will have the right to call the Warrants for redemption at a nominal price of $.05 per Warrant.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, the Company believes permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

•
The Founders Warrants do not have any method of settlement upon exercise other than physical settlement of shares in exchange for cash from the holder or net share settlement for the UPO if it is exercised on a cashless basis.

•	Neither the Founders Warrants nor the UPO contain any provision that upon exercise could require GSPAC or the Company to settle with the holder in cash.

•
The terms of the Founders Warrants and UPO provide for a limit on the number of shares issuable upon exercise and GSPAC has, and the Company will have, sufficient authorized shares available to satisfy such limit as well as other existing commitments.

•
The holders of the Founders Warrants may exercise the Founders Warrants only for shares of common stock. Although GSPAC’s initial securityholders may make a written demand that we file a registration statement, the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, the Company’s obligation is merely to use its best efforts in connection with the registration rights agreement and upon exercise of the Founders Warrants, the Company can satisfy its obligation by delivering unregistered shares of common stock upon exercise of the Warrants. Similarly, the Company’s obligation for the holders of the UPO is that the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, the Company’s obligation is merely to use its best efforts in connection with the registration rights for the UPO,

Securities and Exchange Commission
March 4, 2008

•
There are no features or terms available within the Founders Warrants or UPO, including any requirements to post collateral, both prior to exercise of the Founders Warrants or UPO and after exercise into common shares which would provide for any rights or privileges to the holders of Founders Warrants or UPO ahead of other holders of the Company’s common stock.

•	The other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated such paragraphs, and the provisions of the Founders Warrants satisfy the requirements.

As a result, the Company believes the requirements of EITF 00-19 to be met and accordingly believe permanent equity classification to be appropriate for the Founders Warrants and the UPO.

The Company also considered the guidance in FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“EITF-00-19-2”). In accordance with EITF 00-19-2, the Company examines the probability that the registration of all shares of common stock in connection with future possible exercises of the outstanding Founders Warrants and the UPO will remain effective. The Company currently expects the registration of such shares to remain effective and therefore no contingent liability has been recorded on the historical financial statements.

Upon consummation of the merger and the business combination, the registration rights requirements of the Founders Warrants and UPO are not expected to change under SP Holdings.

With respect to the Founder’s Warrants, the registration rights will change to provide that SP Holdings will within 15 days after the closing of the transaction, file with the SEC a registration statement and use its best efforts to cause such registration statement to be declared effective within 45 days after the filing, to (a) register all Founders Warrants (and shares underlying such Founders Warrants) issued by GSPAC, (b) to register such securities for resale. In the event that for whatever reason (i) the registration statement is not filed by the Company with as and when required or (ii) the registration statement has not been declared effective by the SEC within 75 days from the filing, the Company shall, within three business days of demand therefor, pay via a wire transfer to the holders of the Founders’ Warrants, the sum of $100,000. The Company shall make additional payments of $100,000 each 30 days thereafter up to a maximum of $300,000 until any such delay in filing or delay in effectiveness, respectively, of the registration statement has ended.

As noted above, EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement 5. Upon consummation of the business combination the Company will evaluate the registration arrangement for the Founders Warrants under EITF 00-19-2 and assess the probability of whether the Company expects the registration of such securities to be achieved and once registered such registration statement to remain effective. Management currently believes that the registration of these securities will be achieved and that once registered the registration of these securities will continue to remain effective. Management does not believe a contingent liability is required in the pro forma condensed combined financial statements included in this registration statement.

Schedule II — SouthPeak Interactive LLC Valuation and Qualifying Accounts, page F-56

101.
Please tell us what is meant by your “marketing development fund,” and tell us how you determined that you did not need to discuss your policy for this type of allowance within your financial statements. Additionally, please separately disclose each type of allowance within Schedule II on page F-56, if possible, as we believe this would provide your readers with useful information.

The language “marketing development fund” should not have been included on the schedule, and as such, it has been removed. All accounts receivable allowances have been discussed in the notes to the financial statements of SouthPeak. Schedule II has been updated to reflect all allowances separately to provide our readers with useful information.

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Securities and Exchange Commission
March 4, 2008

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours, /s/ Mark J. Wishner Mark J. Wishner
Enclosures

Copies to:	Rahul C. Prakash
Terry Phillips